Exhibit 99.76

FORM 13-502F1

CLASS 1 AND CLASS 3B REPORTING ISSUERS -

PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, BAKKEN, Jennifer S., an officer of the reporting issuer noted below have examined this Form 13- 502F1 (the Form) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s)BAKKEN, Jennifer S.	31 Mar 2025

Name: BAKKEN, Jennifer S.	Date:
Title: Executive VP Finance & Chief Financial Officer

Reporting Issuer Name:	Intermap Technologies Corporation I Intermap Technologies Corporation (000004705)

End date of previous financial year:	31 Dec 2024

Type of Reporting Issuer:	[X] Class 1 reporting issuer [_] Class 3B reporting issuer

Highest Trading Marketplace:	Toronto Stock Exchange (TSX)

(refer to the definition of “highest trading marketplace” under OSC Rule 13-502 Fees)

Market value of listed or quoted equity securities:

(in Canadian Dollars - refer to section 36 of OSC Rule 13-502 Fees)

Equity Symbol	IMP

1st Quarterly Trading Period (dd/mm/yy)	01/01/24 to 31/03/24
(refer to the definition of “quarterly period” under OSC Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the quarterly trading period in which such security was listed or quoted on the highest trading marketplace	$ 0.72 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly trading period	41977490 (ii)

Market value of class or series	(i) X (ii)	$ 30223792.80 (A)

2nd Quarterly Trading Period (dd/mm/yy)	01/04/24 to 30/06/24
(refer to the definition of “quarterly period” under OSC Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the quarterly trading period in which such security was listed or quoted on the highest trading marketplace	$ 0.49 (iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly trading period	41977490 (iv)

Market value of class or series	(iii) X (iv)	$ 20568970.10 (B)

3rd Quarterly Trading Period (dd/mm/yy)	01/07/24 to 30/09/24
(refer to the definition of “quarterly period” under OSC Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the quarterly trading period in which such security was listed or quoted on the highest trading marketplace	$ 0.91 (v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly trading period	49881957 (vi)

Market value of class or series	(v) x (vi)	$ 45392580.87 (C)

4th Quarterly Trading Period (dd/mm/yy)	01/10/24 to 31/12/24
(refer to the definition of “quarterly period” under OSC Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the quarterly trading period in which such security was listed or quoted on the highest trading marketplace	$ 2.39 (vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly trading period	53618357 (viii)

Market value of class or series	(vii) x (viii)	$ 128147873.23 (D)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable quarterly period (i.e. A through D above))	$ 56083304.25 (1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 9(1)(b) of OSC Rule 13-502 Fees, if applicable) that was listed or quoted on a marketplace at the end of the last trading day of each quarterly period in the previous financial year of the reporting issuer)

Fair value of outstanding debt securities:
(See paragraph 9(1)(c), and if applicable, paragraphs 9(1)(d) and (e) of OSC Rule 13-502 Fees)

(Provide details of how value was determined)	$ 0.00 (2)

Capitalization for the previous financial year (1) + (2)	$ 56,083,304.25

Participation Fee
(For Class 1 reporting issuers, from Appendix A of OSC Rule 13-502 Fees, select the participation fee)	$ 6,100.00

(For Class 3B reporting issuers, from Appendix B of OSC Rule 13-502 Fees, select the participation fee)
$ 0.00
Late Fee, if applicable
(As determined under section 8 of OSC Rule 13-502 Fees)

Total Fee Payable	$ 6,100.00
(Participation Fee plus Late Fee)